Exhibit 99.1

Vesting of awards under the Long Term Incentive Plan

Hong Kong, Shanghai & Florham Park, NJ — Wednesday, March 9, 2022: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; SEHK:13) announces that following the announcement of the 2021 annual results of HUTCHMED on March 3, 2022, the following awards granted under the Long Term Incentive Plan (“LTIP”) on March 15, 2017 and April 20, 2020 to Dr Weiguo Su and Mr Johnny Cheng were vested on March 8, 2022:-

Award Holders	Number of American depositary shares (“ADS”)
Person Discharging Managerial Responsibilities
Dr Weiguo Su (Executive Director, Chief Executive Officer and Chief Scientific Officer)	18,770
Mr Johnny Cheng (Executive Director and Chief Financial Officer)	4,198
Total	22,968

The notifications set out below are provided in accordance with the requirements of the EU Market Abuse Regulation.

(a)	Dr Weiguo Su

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Weiguo Su
2	Reason for the notification
a)	Position/status	Executive Director, Chief Executive Officer and Chief Scientific Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	HUTCHMED (China) Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	ADS each representing five Ordinary Shares of US$0.10
	Identification code	ADS ISIN: US44842L1035
b)	Nature of the transaction	(i) Vesting of awards granted on March 15, 2017 under HUTCHMED's LTIP (ii) Vesting of awards granted on April 20, 2020 under HUTCHMED's LTIP
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		(i)	Nil	3,754 ADS
		(ii)	Nil	15,016 ADS

d)	Aggregated information	N/A
— Aggregated volume
— Price
e)	Date of the transaction	2022-03-08
f)	Place of the transaction	Outside a trading venue

(b)	Mr Johnny Cheng

HIDDEN_ROW
1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Johnny Cheng
2	Reason for the notification
a)	Position/status	Executive Director and Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	HUTCHMED (China) Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	ADS each representing five Ordinary Shares of US$0.10
Identification code	ADS ISIN: US44842L1035
b)	Nature of the transaction	Vesting of awards granted on April 20, 2020 under HUTCHMED's LTIP
c)	Price(s) and volume(s)
Price(s)	Volume(s)
Nil	4,198 ADS

d)	Aggregated information	N/A
— Aggregated volume
— Price
e)	Date of the transaction	2022-03-08
f)	Place of the transaction	Outside a trading venue

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 4,600 personnel across all its companies, at the center of which is a team of about 1,500 in oncology/immunology. Since inception it has advanced 12 cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500